Exhibit 17.2

McLAREN
HEALTH CARE
G3235 Beecher Road - Suite B - Flint, Michigan 48532-3615
(810) 342-1130 - Fax (810) 342-1123

May 22, 2006

Orwin L. Carter, Ph.D.
Chairman
Board of Directors
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518

Dear Orwin:

Due to personal reasons, I have decided to resign my position as Director effective immediately.

Sincerely,

/s/ Philip A. Incarnati

Philip A. Incarnati
President/CEO

PAI/cd

C: Christine Jacobs